UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 000-29742

Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

CONTENTS

At the Company’s Annual General Meeting, which was held on September 26, 2011, the following proposals were approved by the shareholders:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem.

2.	To elect Ms. Yael Andorn as an external director of the Company for a three-year term.

3.	To approve amendments to the Company’s Articles of Association.

4.	To approve a form of amended indemnification letter in favor of directors.

5.	To approve liability insurance covering our directors.

6.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the nature and extent of their services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: September 26, 2011	By:	/s/ Hugo Goldman
Hugo Goldman
Executive Vice President and Chief Financial Officer